Western Massachusetts Electric Company					Exhibit 12
Ratio of Earnings to Fixed Charges

(Thousands of Dollars)
	For the Years Ended December 31,
	2012	2011	2010	2009	2008
Earnings, as defined:
Net income	$54,503	$43,054	$23,090	$26,196	$18,330
Income tax expense	32,140	23,186	16,325	14,923	10,545
Equity in earnings of regional nuclear
generating companies	(11)	(4)	(36)	(78)	(101)
Dividends received from regional equity investees	-	-	120	419	-
Fixed charges, as below	28,162	25,079	23,042	20,614	21,910
Less: Interest capitalized (including AFUDC)	(534)	(534)	(336)	(195)	(1,010)
Total earnings, as defined	$114,260	$90,781	$62,205	$61,879	$49,674

Fixed charges, as defined:
Interest on long-term debt (a)	$23,462	$20,023	$17,988	$14,074	$13,244
Interest on rate reduction bonds	1,229	2,335	3,372	4,335	5,133
Other interest (b)	1,943	1,254	479	877	1,256
Rental interest factor	994	933	867	1,133	1,267
Interest capitalized (including AFUDC)	534	534	336	195	1,010
Total fixed charges, as defined	$28,162	$25,079	$23,042	$20,614	$21,910

Ratio of Earnings to Fixed Charges	4.06	3.62	2.70	3.00	2.27

(a) Interest on long-term debt includes amortized premiums, discounts and capitalized expenses related to indebtedness.

(b) For the years ended December 31, 2009 and 2008, other interest includes interest related to accounting for uncertain tax positions.